[LETTERHEAD OF VANTIV, INC.]

March 14, 2012

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Mara L. Ransom

  Re:
  Vantiv, Inc. Registration Statement on Form S-1, as amended File No. 333-177875

Dear Ms. Ransom:

        This letter relates to the Registration Statement on Form S-1 (Registration No. 333-177875) (the "Registration Statement"), as amended through Amendment No. 6 on March 8, 2012 ("Amendment No. 6"), of Vantiv, Inc., a Delaware corporation (the "Company"). The Company hereby provides the following proposed disclosure expected to be included in Amendment No. 7 to the Registration Statement ("Amendment No. 7"), which relates to the Company's proposed initial public offering (the "Offering"), for the Staff's review. As requested by the Staff, please find enclosed the relevant section of the Registration Statement updated, which we expect to include in Amendment No. 7 to be filed shortly.

        Should any questions arise in connection with the filing or this letter, please contact the undersigned at (513) 900-5250 or Alex Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Sincerely yours,
/s/ NELSON F. GREENE, ESQ. Nelson F. Greene, Esq. Chief Legal Officer and Secretary
cc:
Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP
Richard J. Sandler, Esq. Davis Polk & Wardwell LLP

        Prior to June 30, 2009, our operations during the predecessor period were included in Fifth Third Bancorp's consolidated federal income tax return and the state income tax returns of certain subsidiaries of Fifth Third Bancorp. For the purpose of our financial statements, federal and state income taxes have been determined on a separate basis as if we were a separate, stand-alone taxable entity for the predecessor period.

Share-Based Compensation

        We expense employee share-based payments under the fair value method. ASC 718, Compensation—Stock Compensation, requires compensation cost for the fair value of share-based payments at the date they are granted to be recognized over the requisite service period. Further, the fair value of liability awards is required to be remeasured at the reporting date, with changes in fair value recognized as compensation cost over the requisite service period. We estimate the fair value of the share-based awards at the date they are granted using the Black-Scholes option pricing model.

        Based on the vesting criteria and continued service requirements, compensation cost related to time awards is recognized on a straight-line basis over seven years. Compensation cost associated with time awards issued under the Management Phantom Equity Plan was $3.0 million, $2.8 million and $0.6 million, respectively, for the years ended December 31, 2011 and 2010 and six months ended December 31, 2009. At December 31, 2011, there was approximately $26.8 million of share-based compensation expense related to non-vested time awards not yet recognized. The expense is expected to be recognized over a remaining weighted-average period of approximately 5.1 years.

        The value of performance awards outstanding at December 31, 2011 and 2010 was approximately $17.1 million and $15.6 million, respectively. However, no compensation cost attributable to performance awards has been recognized as the achievement of such performance is not deemed probable.

        The value of the time awards during the years ended December 31, 2011 and 2010 and the six months ended December 31, 2009 was estimated using the Black-Scholes option pricing model, which incorporates the weighted-average assumptions below:

	2011	2010	2009
Expected option life at grant (in years)	7.0	7.0	7.0
Expected option life at remeasurement (in years)	—	6.3	6.7
Expected volatility	33.0%	36.0%	37.4%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	2.6%	1.7%	3.3%

        Upon reclassification of awards from liability awards to equity awards on September 29, 2010, awards were remeasured to a weighted-average fair value of $7.22 per award.

        The expected option life represents the requisite service period associated with time awards. Due to the lack of specific historical data, the expected volatility is based on the average historical and implied volatility of a peer group. The expected dividend yield reflects the assumption that dividends will not be paid by us to holders of time awards. The risk-free interest rate is based on the U.S. Treasury strip rate in effect at the time of grant or remeasurement.

        The exercise price of the equity awards under the Management Phantom Equity Plan we have granted to date was equal to the fair value of the Vantiv Holding Class A units at the grant date. Because there was no public market for the securities underlying the awards, Vantiv Holding's board of directors has estimated the fair value of the underlying Class A units of Vantiv Holding by using, among other things, contemporaneous valuation studies conducted as of June 30, 2010, June 30, 2011 and September 30, 2011. The findings of these studies were based on the performance of our business as well as general economic, market and other conditions that could be reasonably evaluated at that time. The analysis in the valuation studies incorporated certain procedures that included a review of historical and projected financial results, projected working capital requirements, the relevant capital structure and other factors. The methodologies in the valuation studies included an analysis of the fair value of Vantiv Holding using two widely accepted valuation approaches: (i) discounted cash flow (the "income approach") and (ii) market multiples (the "market approach"). The valuation methodologies that we utilized were based on a number of assumptions, including expectations of our future performance and industry, general economic, market and other conditions that could be reasonably evaluated at the time of the valuations. The income and market approaches were weighted 75% and 25%, respectively, in the determination of fair value in order to incorporate consideration of both our most recent results as well as our future projections. Given the level of volatility in the financial markets during the valuation periods, we believed a heavier weighting to the income approach was appropriate.

        Market multiples of adjusted EBIT and adjusted EBITDA used in the market approach were determined through an analysis of publicly traded companies that were selected on the basis of operational and economic similarities with our business. These multiples were then applied to our financial results to determine a fair value of Vantiv Holding. The discounted cash flow methodology involved estimating the then present value of the projected cash flows to be generated from the business and theoretically available to the providers of capital based on the then existing capital structure. A discount rate was applied to the projected future cash flows to reflect the risks of ownership and the associated risks of realizing the stream of projected cash flows. Since the cash flows were projected over a limited number of years, a terminal value was computed as of the end of the last period of the projected cash flows. The terminal value was an estimate of the value of Vantiv Holding on a going concern basis as of that future point in time. Discounting each of the projected future cash flows and the terminal value back to the present and summing the results yielded an indicative value for Vantiv Holding.

        Information on time and performance awards since January 1, 2011, giving effect to the recapitalization and the 1.7576 split of the Class A units and Class B units of Vantiv Holding and a 1.7576 for 1 split of our Class A common stock, is summarized as follows:

Grant Date	Exercise Price	Fair Value	Total Phantom Equity Awards	Time Awards	Performance Awards
2/3/2011	$8.48	$8.48	746,982	497,979	249,003
4/22/2011	$8.48	$8.48	158,184	105,456	52,728
5/2/2011	$8.48	$8.48	527,282	351,507	175,775
7/26/2011	$10.07	$10.07	137,972	91,979	45,993
11/20/2011	$11.01	$11.01	118,638	79,092	39,546
12/21/2011	$11.01	$11.01	45,697	30,466	15,231

Total			1,734,755	1,156,479	578,276

        Prior to this offering there has been no market for our Class A common stock. See "Underwriting" for a discussion of the factors that we expect to be considered by us and the representatives of the underwriters in determining the offering price. We believe that the difference between the exercise price of the 2011 equity awards and the initial public offering price range set forth on the cover page of this prospectus is reflective of the following factors:

  •
  the anticipated positive earnings impact of the repayment of a portion of our outstanding indebtedness using the net proceeds from this offering and the pending refinancing of our remaining indebtedness;

  •
  significant improvements in the financial and trading markets in general and in the trading prices of comparable companies in particular;

  •
  our improved financial performance during 2011, which reflected increased organic growth and the impact of the NPC acquisition, as well as our projected financial performance for 2012; and

  •
  increased marketability and liquidity of our Class A common stock after the offering.

Off-Balance Sheet Arrangements

        We have no off-balance sheet financing arrangements.

Qualitative and Quantitative Disclosure About Market Risk

        We are exposed to interest rate risk in connection with our senior secured credit facilities, which are subject to variable interest rates.

        As of December 31, 2011, we had interest rate swaps on $887.5 million of our variable rate debt that converts it to fixed rates. The swaps expire in November 2015. As of December 31, 2011, we had approximately $871.4 million of variable rate debt not subject to a fixed rate swap.

        Based on the amount outstanding under our senior secured credit facilities at December 31, 2011, a change in one percentage point in the applicable interest rate over the term B-1 LIBOR floor of 1.25%, after the effect of our interest rate swap, would cause an increase or decrease in interest expense of approximately $8.3 million on an annual basis.

New Accounting Guidance

        In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income," which revises the manner in which entities present comprehensive income in their financial statements. The amendments implemented under ASU 2011-05 give an entity the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for total comprehensive income. The ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively and is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We adopted the guidance contained within ASU 2011-05 in June 2011. The guidance did not have a material effect on our financial position or results of operations.

        In September 2011, the FASB issued ASU 2011-08, "Intangibles—Goodwill and Other (Topic 350) Testing Goodwill for Impairment," which revises the guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a